As of April 30, 2018, the following persons or entities own more than 25% of a funds voting security.

Person/Entity

Emerging Markets Fund
Morgan Stanley Smith Barney LLC	  		26.77%

Asia Fund
Morgan Stanley Smith Barney LLC	                43.15%

Emerging Markets Great Consumer Fund
Morgan Stanley Smith Barney LLC                 38.23%
UBS Financial Services Inc.                     25.38%